

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 22, 2008

Via Facsimile and U.S. Mail

Mr. Wayne Thaw
Chief Executive Officer
TNR Technical, Inc.
301 Central Park Drive
Sanford, FL   32771

> **Re:** **TNR Technical, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 0-13011**

Dear Mr. Thaw:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2007

Report of Independent Registered Public Accounting Firm, page F-1 and F-2

1.   In future filings, please request your auditors to include the city and state of issue in their report, consistent with Rule 2-02(a) of Regulation S-X.

Statements of Cash Flows, page F-6

2.   We note that you recognized $428,000 relating to the excess tax benefit from stock option exercises. Please tell us how your presentation of the excess tax benefit from stock options in the statement of cash flows complies with paragraph 23(c) of SFAS 95.

Item 8. Controls and Procedures, page 16

3.   We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "except for the material weakness listed below." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Exhibit 31

4.   We note that your certification filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the "registrant" rather than the "small business issuer." In addition, the phrase "(the small business issuer's fourth fiscal quarter in the case of an annual report)" has been removed from paragraph 4(d) of the certification. We note similar modifications within your December 31, 2007 Forms 10-QSB. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief